SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2015

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS
SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated July 20, 2015 in respect of the disclosure of the operational statistics of China Unicom (Hong Kong) Limited and its subsidiaries for the month of June 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: July 21, 2015

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT

The Board is pleased to disclose the operational statistics of the Group for the month of June 2015.

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of June 2015.

Operational statistics for the month of June 2015 are as follows:

June 2015
MOBILE BUSINESS:

Aggregate Number of Mobile Subscribers	289.307 million
Net Additions of Mobile Subscribers	(0.999) million

Of which:
Aggregate Number of Mobile Broadband Subscribers (Note 1)	157.788 million
Net Additions of Mobile Broadband Subscribers (Note 1)	5.001 million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	70.590 million
Net Additions of Fixed-Line Broadband Subscribers	0.283 million

Aggregate Number of Local Access Subscribers	78.427 million
Net Additions of Local Access Subscribers	(0.428) million

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Notes:

1	To improve customer perception, the Company is gradually opening its mobile broadband networks to 2G users with 3G/4G terminals so that more subscribers can enjoy the Company’s high-speed mobile broadband data service.

2	All the Aggregate Numbers recorded for the month of June 2015 are aggregate data reported at 24:00 on 30 June 2015.

3	The accounting period of all Net Additions for the month of June 2015 is the period commencing from 0:00 on 1 June 2015 to 24:00 on 30 June 2015.

4	Net Additions of Mobile Broadband Subscribers include 0.236 million Data Card Subscribers.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of June 2015 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary

Hong Kong, 20 July 2015

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Li Fushen and Zhang Junan
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

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